UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tallgrass Energy, LP

(Name of Issuer)

Class A Shares Representing Limited Partner Interests

(Title of Class of Securities)

874696107

(CUSIP Number)

John G. Finley

The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Prairie ECI Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,067,182
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,067,182
11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,067,182
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.55%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie Non-ECI Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 21,751,018
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,751,018
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,751,018
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.21%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie VCOC Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 2,587,939
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,587,939
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,587,939
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.63%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie Secondary Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 116,379
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 116,379
11	Aggregate Amount Beneficially Owned by Each Reporting Person 116,379
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.07%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie Secondary Acquiror E LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 169,704
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 169,704
11	Aggregate Amount Beneficially Owned by Each Reporting Person 169,704
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.10%
14	Type of Reporting Person PN

1	Name of Reporting Person BIP Holdings Manager L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,692,222
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,692,222
11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,692,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.01%
14	Type of Reporting Person OO

1	Name of Reporting Person Blackstone Infrastructure Associates L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,692,222
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,692,222
11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,692,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.01%
14	Type of Reporting Person PN

1	Name of Reporting Person BIA GP L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,692,222
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,692,222
11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,692,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.01%
14	Type of Reporting Person PN

1	Name of Reporting Person BIA GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,692,222
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,692,222
11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,692,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.01%
14	Type of Reporting Person OO

1	Name of Reporting Person Blackstone Holdings III L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Quebec, Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,692,222
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,692,222
11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,692,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.01%
14	Type of Reporting Person PN

1	Name of Reporting Person Blackstone Holdings III GP L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,692,222
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,692,222
11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,692,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.01%
14	Type of Reporting Person PN

1	Name of Reporting Person Blackstone Holdings III GP Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,692,222
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,692,222
11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,692,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.01%
14	Type of Reporting Person OO

1	Name of Reporting Person The Blackstone Group L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,692,222
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,692,222
11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,692,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.01%
14	Type of Reporting Person PN

1	Name of Reporting Person Blackstone Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,692,222
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,692,222
11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,692,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.01%
14	Type of Reporting Person OO

1	Name of Reporting Person Stephen A. Schwarzman
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 122,692,222
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 122,692,222
11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,692,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.01%
14	Type of Reporting Person IN

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the Class A Shares Representing Limited Partner Interests (the “Class A Shares”) of Tallgrass Energy, LP, a Delaware limited partnership (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 11, 2019 (the “Original 13D”). This Amendment No. 1 is being filed to reflect the addition of the Prairie Secondary Acquirors (as defined below) to the Original Schedule 13D after they became beneficial owners of Class A Shares on March 14, 2019. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original 13D.

Item 2.	Identity and Background.

Item 2(a) – (b) of the Original 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)

Prairie ECI Acquiror LP, a Delaware limited partnership (“Up-C Acquiror 1”), Prairie VCOC Acquiror LP, a Delaware limited partnership (“Up-C Acquiror 2”, and together with Up-C Acquiror 1, the “Up-C Acquirors”) and Prairie Non-ECI Acquiror LP, a Delaware limited partnership (“Class A Acquiror”);

(ii)

Prairie Secondary Acquiror LP, a Delaware limited partnership (“Secondary Acquiror 1”), and Prairie Secondary Acquiror E LP, a Delaware limited partnership (“Secondary Acquiror 2” and, collectively with Secondary Acquiror 1, “Prairie Secondary Acquirors”);

(iii)

BIP Holdings Manager L.L.C., a Delaware limited liability company (“Holdings Manager”); Blackstone Infrastructure Associates L.P., a Delaware limited partnership (“Blackstone Infrastructure”); BIA GP L.P., a Delaware limited partnership; BIA GP L.L.C., a Delaware limited liability company; Blackstone Holdings III L.P., a limited partnership formed in Quebec, Canada; Blackstone Holdings III GP L.P., a Delaware limited partnership; Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company; The Blackstone Group L.P., a Delaware limited partnership (“Blackstone”), and Blackstone Group Management L.L.C., a Delaware limited liability company (collectively with Up-C Acquiror 1, Up-C Acquiror 2, Class A Acquiror, Secondary Acquiror 1 and Secondary Acquiror 2, the “Blackstone Entities”); and

(iv)	Stephen A. Schwarzman, a citizen of the United States of America.

The principal business address of each of the Reporting Persons is c/o The Blackstone Group, L.P., 345 Park Avenue, New York, New York 10154.

The first two sentences of Item 2(c) are hereby amended and restated as follows:

The principal business of each of Up-C Acquiror 1, Up-C Acquiror 2, Class A Acquiror, Secondary Acquiror 1 and Secondary Acquiror 2 is investing in securities of the Issuer.

The principal business of Holdings Manager is performing the functions of, and serving as, the general partner of each of the Up-C Acquirors, Class A Acquiror, the Prairie Secondary Acquirors and other affiliated Blackstone entities.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended by inserting the following information at the end of Item 3:

The consideration for the Class A Shares purchased by the Prairie Secondary Acquirors pursuant to the 10b5-1 Purchase Plan (as defined in Item 6) was obtained through capital contributions from their partners.

The information in Schedule 1 attached hereto is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Original 13D is hereby amended and restated as follows:

Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 278,759,900 Class A Shares outstanding (other than for (i) Class A Acquiror and the Prairie Secondary Acquirors, which assumes 178,104,779 Class A Shares outstanding, (ii) Up-C Acquiror 1, which assumes 276,171,961 Class A Shares outstanding and (iii) Up-C Acquiror 2, which assumes 180,692,718 Class A Shares are outstanding), which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, as applicable, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 below).

The aggregate number and percentage of Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Class A Acquiror directly holds 21,751,018 Class A Shares.

Up-C Acquiror 1 directly holds 98,067,182 Class B Shares and a corresponding number of TE Units, and Up-C Acquiror 2 directly holds 2,587,939 Class B Shares and a corresponding number of TE Units.

Secondary Acquiror 1 directly holds 116,379 Class A Shares, and Secondary Acquiror 2 directly holds 169,704 Class A Shares.

Holdings Manager is the general partner of each of the Up-C Acquirors, Class A Acquiror and each of the Prairie Secondary Acquirors. Blackstone Infrastructure is the sole member of Holdings Manager. BIA GP L.P. is the general partner of Blackstone Infrastructure. BIA GP L.L.C. is the general partner of BIA GP L.P. Blackstone Holdings III L.P. is the sole member of BIA GP L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. The Blackstone Group L.P. is the sole member of Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Acquirors to the extent they directly hold the securities reported on this Schedule 13D) is the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such Class A Shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

In accordance with the Securities and Exchange Commission Release No. 34-39538 (the “Release”), this filing does not reflect securities, if any, beneficially owned by the Harvest Fund Advisors LLC business, a subsidiary business of The Blackstone Group L.P., whose ownership of securities is disaggregated from that of the rest of The Blackstone Group L.P. and its other affiliates in accordance with the Release.

By virtue of an Equityholders Agreement, dated March 11, 2019, by and among certain of the Reporting Persons and their equityholders, Jasmine Ventures Pte. Ltd. and certain of its affiliates (“GIC”), and Enagas Holding USA, S.L.U. and certain of its affiliates (“Enagas”), may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons, GIC and Enagas are members of any such group. Each of GIC and Enagas (collectively, the “Separately Reporting Persons”) has separately made a Schedule 13D filing reporting the Class A Shares they may be deemed to beneficially own. Collectively, the Reporting Persons, GIC and Enagas beneficially own an aggregate of 122,692,222 Class A Shares, representing approximately 44.01% of the outstanding Class A Shares. Each Reporting Person disclaims beneficial ownership of the Class A Shares that may be deemed to be beneficially owned by GIC and Enagas.

Item 5(c) of the Original 13D is hereby amended and restated in its entirety as follows:

(c) Except as set forth on Schedule 1 attached hereto, as of March 24, 2019, none of the Reporting Persons has effected any transactions in Class A Shares since the filing of the Original Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original 13D is hereby amended as follows:

The information under the heading “10b5-1 Purchase Plan and Secondary Acquirors” is hereby amended and restated as follows:

10b5-1 Purchase Plan and Secondary Acquirors

In connection with Closing, the BIP Funds, Enagas and GIC Investor pre-funded the Prairie Secondary Acquirors, each of which are managed by Holdings Manager, with an aggregate of $400 million in cash consisting of $229.5 million from the BIP Funds, $99.6 million from Enagas and $70.9 million from GIC Investor, for the purpose of making potential future acquisitions of additional Class A Shares (including Class A Shares issuable upon the vesting of employee equity awards and upon the exchange of TE Units and the corresponding Class B Shares).

On March 14, 2019, the Prairie Secondary Acquirors entered into a 10b5-1(c) purchase plan (the “10b5-1 Purchase Plan”) pursuant to which they collectively may purchase up to $150 million of the Issuer’s outstanding Class A Shares, subject to certain volume and pricing thresholds and compliance with the conditions of Rule 10b-18 under the Exchange Act. The purchase program commenced on March 14, 2019. The amount and timing of share purchases under the plan may vary and will be determined based on market conditions, share price and other factors. The program does not require the Prairie Secondary Acquirors to purchase any specific number of Class A Shares, and may be modified, suspended or terminated at any time without notice, to the extent permitted by law and TGE’s insider trading policy. Share purchases made under the program will not impact total Class A Shares outstanding. The form of the 10b5-1 Purchase Plan is attached hereto as an exhibit.

The foregoing descriptions of the Purchase Agreement, Management Side Letters, Director Designation Agreement, TGE GP LLC Agreement, TGE LP Agreement, TE LLC Agreement, the Registration Rights Agreement, the Equityholders Agreement and form of 10b5-1 Purchase Plan do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

12	Joint Filing Agreement, dated March 25, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2019

PRAIRIE ECI ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE NON-ECI ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE VCOC ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE SECONDARY ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE SECONDARY ACQUIROR E LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

[Tallgrass Energy, LP – Schedule 13D]

BIP HOLDINGS MANAGER L.L.C.

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

BLACKSTONE INFRASTRUCTURE ASSOCIATES L.P.
By: BIA GP L.P., its general partner
By: BIA GP L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

BIA GP L.P.
By: BIA GP L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

BIA GP L.L.C.

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[Tallgrass Energy, LP – Schedule 13D]

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
By:	Stephen A. Schwarzman

[Tallgrass Energy, LP – Schedule 13D]